Exhibit 99.36

For Immediate Release	May 20, 2020

The Valens Company Nominates Three New Independent Directors to Board and
Provides Update on SEDI Filings

Kelowna, B.C., May 20, 2020 – Valens GroWorks Corp. (TSX: VLNS) (OTCQX: VLNCF) (“Valens” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products, today announced three new nominees to stand for election to its Board of Directors (the “Board”) at the Annual and Special Meeting of the Shareholders of The Valens Company to be held on June 12, 2020 (the “Meeting”).

The independent nominees are:

•	Ms. Karin A. McCaskill, Former SVP, General Counsel, and Corporate Secretary of Empire Company Limited and Sobeys Inc.
•	Mr. Andrew Cockwell, Managing Partner and Co-Founder of Ursataur Capital Management
•	Ms. Renee Merrifield, CEO and Founder of Troika Management Corp.

Collectively, the new nominees bring a wealth of legal, financial, and business knowledge and experience to the Board, having provided strategic advisory across a number of industries, serving major corporations, leading financial institutions, as well as public and private boards across the country. The nominations come as The Valens Company continues to strengthen its corporate governance policies to support its growth, including proposing changes to the Board to allow for more independent advisory, in addition to refreshed perspectives, expertise, and capabilities that reflect the evolution of the business.

Two current directors of Valens, Mr. Chris Irwin, Independent Director, and Mr. Chris Buysen, Chief Financial Officer, will not stand for re-election to the Board at the Meeting. Mr. Buysen will continue in his role on the executive team as Chief Financial Officer. Pending election of the three nominees and re-election of the existing four directors, the Board will expand to seven directors, six of which are independent of Valens.

“We are excited to nominate Ms. Karin A. McCaskill, Mr. Andrew Cockwell, and Ms. Renee Merrifield to our Board of Directors,” said Tyler Robson, CEO of The Valens Company. “The combined expertise of these highly accomplished individuals will help us continue with our initiatives to strengthen existing corporate governance policies and provide advice on various legal, financial, and administrative processes. This new slate of Directors put forward for election will provide the support critical to guide Valens through our next phase of growth as we continue our development into a leading, global custom manufacturer. We are highly confident in the strength of our new Board and the contributions they will put forth to help increase return on investment for our shareholders. I would like to thank Mr. Chris Irwin and Mr. Chris Buysen for their contributions to Valens during their time on the Board,” concluded Mr. Robson.

About Karin A. McCaskill

Ms. Karin A. McCaskill held the role of Senior Vice President, General Counsel and Corporate Secretary of Empire Company Limited and Sobeys Inc. until 2018. In her fifteen-year career at Empire and Sobeys, Ms. McCaskill was responsible for a full scope of legal activities focused on corporate governance and regulatory and advisory functions, in addition to growing and leading a national legal services team. She provided legal leadership and coordination on various complex, high-profile transactions that were instrumental to the company’s restructuring, including Empire’s $1 billion deal to take Sobeys private and Sobeys’ acquisition of Canada Safeway for $5.8 billion. Ms. McCaskill has been recognized for her various achievements and mentorship within the legal community, including receiving the BLG Stephen Sigurdson Lifetime Achievement Award presented by The Canadian General Counsel Awards in 2019. Ms. McCaskill currently sits and has sat on several non-profit boards among many industries. She holds an HBA from the Ivey Business School at Western University and an LL.B from Osgoode Hall Law School at York University.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

About Andrew Cockwell

Mr. Andrew Cockwell is the Managing Partner of Ursataur Capital Management, a private equity firm he founded in 2009 that strategically invests in Canadian mid-market companies across various industries. He holds a track record of fostering value creation for both private and public companies, advising on issues such as strategic realignment, operational improvement, capital allocation, and governance. Mr. Cockwell previously held the role of Founding Partner of ReichmannHauer Capital Partners, served in the Private Equity and Corporate Finance practices at McKinsey & Company, as well as practiced M&A and securities law at Sullivan & Cromwell. Mr. Cockwell holds a breadth of experience providing financial and legal advisory services in a variety of complex business contexts across a wide range of industries, including financial services and food and retail. Mr. Cockwell holds a Bachelor of Arts (Hons.) from Queen’s University and an LL.B. with Great Distinction from the Faculty of Law at McGill University.

About Renee Merrifield

Ms. Renee Merrifield is Chief Executive Officer at Troika Management Corp., and currently leads a Western Canadian group of companies, encompassing land, real estate development, construction, service, and consulting. She founded Troika twenty years ago and has strategically grown it from a development and property management consulting business to a progressive, future-focused land and real-estate development company involved from start to finish in the creation of living spaces and communities. Ms. Merrifield has been awarded various honors, including being named one of WXN’s Top 100 Most Powerful Women in Canada from 2017-2019, among others. She is Chair of the Breakfast Club of Canada’s National Board and serves on various private company boards, and on the External Advisory Committee for University of British Columbia Okanagan. Ms. Merrifield’s entrepreneurial mindset and determination led to Troika not only being recognized as a community leader but also an industry trailblazer with its differentiated and holistic approach to producing and fostering communities and living environments. Ms. Merrifield holds two Master’s Degrees, including an MBA from the University of Liverpool.

Update on Insider Reports Filed to SEDI

The Valens Company also announced that yesterday Andrew Cockwell purchased 847,000 common shares of Valens (“Common Shares”) at a price of $2.36 per share, for aggregate proceeds of $1,998,920, from certain members of management of Valens who reluctantly had to sell a portion of their Common Shares to cover related taxes owing.

“As part of our continued commitment to providing transparent communications and continuous disclosure to the investment community, we are reporting that members of our Management team have sold a portion of their Valens common shares to Mr. Cockwell. This significant investment is a strong and meaningful endorsement of Valens by Mr. Cockwell. The simultaneous block trades were a one-time event and determined to be the best course of action for all parties involved when considering the financial implications around personal tax payments owing,” said Jeff Fallows, President of The Valens Company. “Our existing Board members, new Board nominees and the entire team at Valens are aligned in our view that the opportunity in front of us is both exciting and extremely compelling. As we continue to be a leader in the industry, we are focused on generating long term shareholder value by profitably growing our organization and continuing to replicate our success in new markets globally,” concluded Mr. Fallows.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations
ir@thevalenscompany.com

+1.647.956.8254

KCSA Strategic Communications
Phil Carlson / Elizabeth Barker
VLNS@kcsa.com

+1.212.896.1233 / +1.212.896.1203

Media

KCSA Strategic Communications
Anne Donohoe
adonohoe@kcsa.com

+1.212.896.1265

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are"likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel ban, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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